Mail Stop 4561

September 25, 2006

By U.S. Mail and Facsimile to (504) 310-7322

Mr. Anthony J. Restel
Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

      Re: IBERIABANK Corporation
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 15, 2006
               File No. 000-25756

Dear Mr. Restel:

We have reviewed your response dated September 7, 2006, and have the following additional comments. In our comments, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13-Portions of Annual Report
Note 3-Investment Securities, page 45

1. Please refer to prior comments 1 and 2. Please provide us your intended revisions to future filings in response to prior comments 1 and 2.

Note 11: On-Balance Sheet Instruments and Hedging Activities, page 54

2. Please refer to prior comment 3. Your response has not provided us with sufficient detail to understand the nature of the debt which is being hedged. Please tell us more specifically the debt which is being hedged and indicate if you are applying shortcut hedging strategies involving your Junior Subordinated

Interest Deferrable Debentures.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. In your response, please provide us with your intended disclosures to be included in your future filings. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

You may contact Margaret Fitzgerald at (202) 551-3556 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Don Walker
Sr. Assistant Chief
Accountant